Exhibit 2.10

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Synodon Inc.

1230 91 Street SW

Unit 204

Edmonton, AB T6X 0P2

2.	Date of Material Change

June 11, 2015

3.	News Release

A news release announcing the material change was disseminated through Marketwired on June 11, 2015.

4.	Summary of Material Change

Synodon Inc. (“Synodon” or the “Corporation”) announced an amendment to its previously announced Bridge Loan.

5.	Full Description of Material Change

Synodon announced that it has entered into an amending agreement to its previously announced Bridge Loan with Cranberry Capital Inc. (“Cranberry”) and that Cranberry and the Corporation have agreed to extend the maturity date by two years until March 31, 2018, reduce the interest rate from 12% to 6% and also amend the use of proceeds of the Rights Offering such that the Corporation can use the net proceeds for general working capital as opposed to having to pay down the Bridge Loan.

The amendments take effect upon the closing of the rights offering of the Corporation, for which a preliminary prospectus was filed June 11, 2015.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

Paul van Eeden, Executive Chairman of Synodon Inc. is knowledgeable about the material change and the Report and may be reached at 780-468-9568.

9.	Date of Report

June 17, 2015